Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136

             NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                           AUSTRALIA, CANADA OR JAPAN

                                                                 14 January 2002

                              CARNIVAL CORPORATION
--------------------------------------------------------------------------------
                        RESPONSE TO P&O PRINCESS CIRCULAR

Carnival today issued a statement to P&O Princess Shareholders in order to clarify certain points raised by P&O Princess in its announcement, dated 10 January 2002, of the posting of its circular to shareholders.

o Carnival finds it astonishing that the board of P&O Princess can assert that Carnival's Offer is clearly not "as favourable financially as the proposed combination with Royal Caribbean". Carnival's Offer of 450 pence per P&O Princess Share is financially superior to, and as deliverable as, the Royal Caribbean Proposal, and represents a 31 per cent. premium to the look through value of 343 pence per P&O Princess Share.

o Carnival believes that there remains significant uncertainty and misunderstanding regarding the exit and termination provisions of the Joint Venture agreement which, based on the analysis in our announcement of 8 January 2002, could result in a cost of up to $484 million, prior to the impact of any financial guarantee(s). Carnival believes that should it receive acceptable clarification of these critical issues, it will be better able to provide P&O Princess Shareholders with both additional value and reduced conditionality in any revised offer.

o P&O Princess continues to state that a merger of the number two and three cruise operators has more chance of regulatory approval than a merger of the number one and three operators. This statement is unsupportable and disingenuous. P&O Princess, Royal Caribbean and Carnival have all publicly stated that the appropriate market in which to evaluate the competitive effects of either transaction is the wider vacation market. Carnival has been advised that in that market, as in the narrower cruise market, both proposals are similarly situated and raise the same antitrust issues.

o Carnival has consistently advocated that it is in the best interests of P&O Princess Shareholders for the two proposals to run side by side until the antitrust review process for both has been completed. Whilst the board of P&O Princess is unwilling to adjourn the EGM, an adjournment can still be achieved if P&O Princess Shareholders propose and vote for such an adjournment at the EGM on 14 February 2002. Carnival has been advised that this course of action will not enable Royal Caribbean to walk away from the proposed DLC combination.

o Carnival encourages P&O Princess Shareholders to demand definitive clarification from its board on the arrangements with Royal Caribbean, particularly with regard to the Joint Venture agreement. P&O Princess Shareholders will be best served by proposing and passing a resolution to adjourn the EGM until after the outcome of the regulatory process for both proposals is known.

Micky Arison, Chairman and CEO of Carnival, commented;

"WE STILL CANNOT UNDERSTAND WHY, IF THEIR PROPOSAL IS SO ATTRACTIVE, THEY NEEDED TO PROTECT IT WITH SUCH UNPRECEDENTED POISON PILLS. GIVEN THE CONTINUING INTRANSIGENCE OF THE BOARD OF P&O PRINCESS, IT IS UP TO SHAREHOLDERS TO DEMAND DEFINITIVE CLARIFICATION OF THE ARRANGEMENTS WITH ROYAL CARIBBEAN, TO ENABLE CARNIVAL TO IMPROVE ITS ALREADY SUPERIOR OFFER.

OUR OFFER IS ALREADY AT A 31 PER CENT. PREMIUM TO THE ROYAL CARIBBEAN PROPOSAL, BUT WE BELIEVE THAT P&O PRINCESS SHAREHOLDERS SHOULD HAVE THE CHOICE OF RUNNING BOTH PROPOSALS SIDE BY SIDE UNTIL AFTER THE REGULATORY PROCESS IS COMPLETE. SHAREHOLDERS CAN ENSURE THAT THIS HAPPENS BY ADJOURNING THE EGM ON 14 FEBRUARY 2002, AND WE STRONGLY ENCOURAGE THEM TO DO SO. SHAREHOLDERS HAVE EVERYTHING TO GAIN AND NOTHING TO LOSE BY ADJOURNING THE EGM."

This summary should be read in conjunction with the full text of this announcement.

ENQUIRIES:

CARNIVAL                                Telephone: +1 305 599 2600
Micky Arison
Howard Frank

MERRILL LYNCH                           Telephone: +44 20 7628 1000
Philip Yates
James Agnew
Stuart Faulkner

UBS WARBURG                             Telephone: +44 20 7567 8000
Tom Cooper
Alistair Defriez

FINANCIAL DYNAMICS                      Telephone: +44 20 7831 3113
Nic Bennett
Scott Fulton

Terms used in this announcement have the same meaning as in the Announcement dated 16 December 2001.

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Offer.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of one per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provision of Rule 8 of the City Code to notify the London Stock Exchange and the Panel of every dealing in such securities during the period from the date of the Announcement until the first closing date of the Offer or, if later, the date on which the Offer becomes, or is declared, unconditional as to acceptances or lapses.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057) and to the Panel (fax number: +44 20 7256 9386).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF THE OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

             NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                           AUSTRALIA, CANADA OR JAPAN

                                                                 14 January 2002


                              CARNIVAL CORPORATION
--------------------------------------------------------------------------------
                        RESPONSE TO P&O PRINCESS CIRCULAR

INTRODUCTION

Carnival has completed its review of the P&O Princess announcement, dated 10 January 2002, of the posting of its circular to shareholders (the "Shareholder Circular") and believes that a number of the points raised require either clarification or correction.

In publicly responding to these issues below, Carnival hopes that the P&O Princess board will, in the interests of its shareholders, abandon its current refusal to speak with Carnival, in order that a sufficiently clear understanding of the poison pill arrangements entered into with Royal Caribbean can be obtained. This would then allow Carnival to decide whether to make an improved, and less conditional, proposal to P&O Princess Shareholders.

Carnival and its advisors consider the P&O Princess board's refusal to meet with Carnival as nothing less than a deliberate attempt to prevent its shareholders, the owners of the company, from receiving a further enhanced proposal from Carnival, and urges shareholders to lobby the board to meet with Carnival as a matter of urgency.

Carnival believes that the 18 January 2002 "deadline" is wholly artificial and that forcing P&O Princess Shareholders to make a decision at the EGM on 14 February 2002, before antitrust authorities have completed their review of each proposal, is clearly not in the best interests of P&O Princess Shareholders.

COMMERCIAL JOINT VENTURE OR POISON PILL?

When P&O Princess announced the Royal Caribbean Proposal on 20 November 2001, the Joint Venture was presented as a purely commercial venture, although no credible reason has ever been advanced by either party as to why a Joint Venture was needed, given that the companies are proposing to combine. By contrast, in its "clarifying" Shareholder Circular, P&O Princess has belatedly admitted that the Joint Venture agreement, with its extraordinary penalties, was necessary in order to obtain Royal Caribbean's commitment to the proposed transaction.

This admission confirms that the Joint Venture was put in place solely to prevent any other party from offering an alternative proposal to P&O Princess Shareholders and to push shareholders into approving the Royal Caribbean Proposal without being able to consider any alternative proposal on a level playing field. Despite the Joint Venture being an integral part of the Royal Caribbean Proposal, P&O Princess Shareholders were denied the opportunity to vote on its implementation. These arrangements were clearly designed to thwart a Carnival proposal.

Carnival believes that there remains significant uncertainty and misunderstanding regarding the exit and termination provisions of the Joint Venture agreement which, based on the analysis in our announcement of 8 January 2002, could result in a cost of up to $484 million, prior to the impact of any financial guarantee(s). In response to Carnival's letter of 6 January 2002, P&O Princess issued its Shareholder Circular purporting to clarify certain elements of the Joint Venture. Regrettably, in two critical areas, the board of P&O Princess has failed to provide definitive clarification in any of its public documents, despite being asked specifically to do so in our letter of 6 January 2002.

1) The board of P&O Princess has stated that the Joint Venture poison pill arrangements can "unilaterally" be eliminated if P&O Princess fails to meet the January or April 2003 benchmark commercial targets. However, key questions remain:

o Can the board of P&O Princess confirm that it can deliberately ensure that these benchmark commercial targets are not achieved?

o If P&O Princess deliberately tries to ensure that the January or April benchmark commercial targets are not achieved, does Royal Caribbean have any legal redress under New York law, or otherwise?

o        What is Royal Caribbean's position on these points?

o What are the full details of the January and April benchmark commercial targets, as contained in the undisclosed Initial Business Plan, and how easy or difficult are they to achieve?

2) If the put or call mechanisms are exercised following a change of control of P&O Princess, is there any ongoing obligation for P&O Princess to finance the Joint Venture company or guarantee its then existing or future debt? Is there an upper limit to any such commitment?

Carnival believes that should it receive acceptable clarification of these critical issues, it will be better able to improve its already superior Offer by providing P&O Princess Shareholders with both additional value and reduced conditionality.

It is therefore clearly in P&O Princess Shareholders' interests that P&O Princess provides a full response to these questions, so that P&O Princess Shareholders can then decide what action to take on 14 February 2002, from a position of detailed, full and not misleading information.

CARNIVAL'S OFFER COMPARED TO THE ROYAL CARIBBEAN PROPOSAL

Carnival continues to believe that its Offer is superior to the Royal Caribbean Proposal and that the proposed transaction with Royal Caribbean is, by comparison, financially disadvantageous for P&O Princess Shareholders.

CARNIVAL'S SUPERIOR VALUE PROPOSITION

Carnival believes that its Offer is already a financially superior proposal to the nil-premium Royal Caribbean Proposal. Yet, despite having repeatedly confirmed its willingness to increase its Offer further still, the board of P&O Princess refuses to meet with Carnival to facilitate such a proposal.

Carnival's Offer currently values P&O Princess at 450 pence per share and represents:

o a 42 per cent. premium to the P&O Princess Share price immediately before the announcement of the "nil-premium" Royal Caribbean Proposal;

o a 22 per cent. premium to the P&O Princess Share price immediately after the announcement of the "nil-premium" Royal Caribbean Proposal; and

o a 31 per cent. premium to the look through P&O Princess Share price of 343 pence implied by the "nil-premium" Royal Caribbean Proposal.

Carnival's Offer contains a significant element of certain value in that it offers 200 pence in cash per P&O Princess Share and provides the flexibility of the Mix and Match Election.

The Shareholder Circular suggests that P&O Princess Shareholders should be grateful that, under the Royal Caribbean Proposal, the board of P&O Princess was able to strike a deal whereby they received 50.7 per cent. of the combined group, given that under an analysis of historic market capitalisation P&O Princess Shareholders would only have been entitled to 44.2 per cent.

Carnival firmly disagrees with this assertion and believes that P&O Princess Shareholders will be far more concerned with the future earnings contribution of each party, as this is clearly the most relevant valuation metric in a nil-premium merger. Analysts' average forecasts for future net income contribution demonstrate that P&O Princess Shareholders should be entitled, under the Royal Caribbean Proposal, to at least 59.2 per cent. of the combined group, and not the 50.7 per cent. which their board seems only too happy to have accepted.

In its Shareholder Circular, the board of P&O Princess highlights the positive reaction of the P&O Princess Share price following announcement of the Royal Caribbean Proposal. Carnival accepts that this initial rise was in part due to the market's assessment of the expected value created by the Royal Caribbean Proposal, but believes that it was substantially driven by expectations that Carnival would make a premium counter offer for P&O Princess. Subsequently, on announcement of Carnival's Offer, the P&O Princess Share price rose even further, clearly demonstrating the market's view that Carnival's generous Offer is superior in value to the Royal Caribbean Proposal.

Accordingly, Carnival finds it astonishing that the board of P&O Princess can assert that Carnival's Offer is not "as favourable financially as the proposed combination with Royal Caribbean".

CARNIVAL IS A STRONGER FINANCIAL PARTNER

Carnival's board also believes that Carnival is a stronger financial partner for P&O Princess. Royal Caribbean has a significantly higher gearing level than Carnival, and this is reflected in its sub-investment grade credit rating, which is in marked contrast to Carnival's investment grade `A' credit rating.

Both Royal Caribbean and P&O Princess have made significant capital commitments, and given the uncertain times, prudent management practice dictates that a strong and flexible capital structure should be maintained. Instead, P&O Princess' credit rating has already been downgraded in anticipation of its merger with Royal Caribbean, whilst, as part of the Royal Caribbean Proposal, P&O Princess will be required to remove existing provisions in its Articles of Association which were designed to protect P&O Princess against an over leveraged capital structure.

As the analysis below sets out, it is indisputable that Carnival has significantly greater balance sheet strength and flexibility than Royal Caribbean and is therefore a demonstrably stronger financial partner for P&O Princess.

     NET DEBT AT YEAR END/EBITDA (1)   CARNIVAL      ROYAL CARIBBEAN
     Last Twelve Months(2)                 1.0x                 5.6x
     2000                                  1.7x                 4.0x
     1995 - 2000 average                   1.4x                 4.0x

     EBITDA/CASH INTEREST EXPENSE (1)  CARNIVAL      ROYAL CARIBBEAN
     Last Twelve Months(2)                10.4x                 2.8x
     2000                                 15.4x                 4.0x
     1995 - 2000 average                  11.6x                 3.7x

     (1) Source: Public filings
     (2) Last twelve months ended 31 August 2001 for Carnival and 30 September 2001 for Royal Caribbean

     CREDIT RATINGS                         CARNIVAL (1)   ROYAL CARIBBEAN(2)
                                        Investment grade       Non-investment
                                                                        grade
     S&P                                               A                  BB+
     Outlook                                    Negative             Negative

     Moody's                                          A2                  Ba2
     Outlook                                    Negative               Stable

     (1) Current
     (2) Prior to the announcement of the Royal Caribbean Proposal

ONGOING PARTICIPATION

P&O Princess has again stated that it believes that P&O Princess Shareholders may wish to continue to own a share listed in the UK and included in the FTSE indices. As the board of P&O Princess knows only too well, it is not possible for Carnival to offer P&O Princess Shareholders a DLC structure, in order to address this perceived issue, on a unilateral basis. If P&O Princess genuinely believes that this is an important consideration for its shareholders, and if the board of P&O Princess were serious in evaluating both proposals on an even-handed basis, it can only be in the best interests of P&O Princess Shareholders for their board to meet with Carnival as soon as possible to explore such alternatives. Carnival has repeatedly offered to discuss such alternative structures with P&O Princess but has been consistently rebuffed.

DELIVERABILITY

Carnival continues to believe, as set out below, that its Offer is at least as deliverable as the Royal Caribbean Proposal.

REGULATORY RISK

P&O Princess has questioned the deliverability of Carnival's Offer due to the regulatory clearances it requires. In its Shareholder Circular, P&O Princess claims that the Royal Caribbean Proposal bears less regulatory risk than Carnival's Offer. Carnival firmly believes, and has been so advised, that there is no material difference between the regulatory clearances attaching to its Offer and that of the Royal Caribbean Proposal.

P&O Princess, Royal Caribbean and Carnival have all publicly stated that the appropriate market in which to evaluate the competitive effects of either transaction is the wider vacation market. As cruising represents less than five per cent. of the overall leisure travel market in the US and Europe, it must follow, and Carnival has been so advised, that both Carnival's Offer and the Royal Caribbean Proposal face the same antitrust issues. Similarly, in a narrower cruise market, the positions of Carnival/P&O Princess and Royal Caribbean/P&O Princess are sufficiently similar that both transactions will face the same antitrust issues.

Carnival believes that P&O Princess' statement that a combination of the number one and the number three cruise operator must bear more risk than a combination of the number two and number three cruise operator is irrelevant and incorrect. Carnival has been advised that on this issue, Heinz/Beechnut is the most relevant decision of the US Federal Trade Commission (the "FTC") and disproves this assertion as, in this case, both the FTC and the US courts rejected the arguments being advanced by P&O Princess and Royal Caribbean.

Both the Carnival Offer and the Royal Caribbean Proposal are now under review at the FTC at the same time, on the same schedule and by the same lawyers and economists, who will apply the same legal standards and analysis to both proposals based on the same information. Richard Fain, Chairman and Chief Executive Officer of Royal Caribbean, has acknowledged that the FTC review of Royal Caribbean/P&O Princess will probably take between four and six months. Carnival has also been advised that there will be no adverse impact on the regulatory outcome as a result of the two proposals being reviewed simultaneously.

Carnival has already commenced substantive discussions with the European Commission. Based on the aforementioned market definition, Carnival's advisors consider that the Offer is unlikely to raise regulatory difficulties in the European Union.

Carnival believes that P&O Princess' claim that the Royal Caribbean proposal faces less risk is both unsupportable and disingenuous. Rather than having effectively to choose between the two proposals at this premature stage, Carnival continues to believe that it is in the best interests of P&O Princess Shareholders to be able to judge the two proposals side by side, once the regulatory review of both proposals has been completed.

CARNIVAL'S COMMITMENT TO ACQUIRE P&O PRINCESS

Carnival completely refutes the claims of P&O Princess that it is not a serious offeror and is merely trying to "spoil" the Royal Caribbean Proposal.

Carnival has had a number of discussions over several years regarding a potential combination of the two groups. When Howard Frank, Carnival's Vice Chairman and Chief Operating Officer, spoke with Peter Ratcliffe, Chief Executive Officer of P&O Princess, on 24 September 2001 to discuss a potential combination, the conversation was at a sufficient level of detail to include not only a discussion of the commercial rationale for such a deal, but also the future management roles for members of the P&O Princess board.

P&O Princess must explain why, if Carnival's approach were deemed to be nothing more than a "brief telephone inquiry", it shortly thereafter signed a confidentiality and exclusivity letter and began the process that led to the $62.5 million Break Fee and the extraordinary Joint Venture poison pill arrangements. Furthermore, Carnival believes P&O Princess agreed to the Break Fee and the Joint Venture poison pill arrangements because, knowing of Carnival's serious interest, it wanted to deter any future approach.

P&O Princess Shareholders will be aware that Carnival's Offer, unlike the Royal Caribbean Proposal, is being made under the rules of the UK Takeover Code. Carnival was only able to launch its pre-conditional Offer, with permission from the Panel, once Carnival and its advisors had every reason to believe that Carnival could and will be able to implement the Offer, once these pre-conditions have been satisfied. It would have been permissible under the Takeover Code for Carnival to have reserved the right not to proceed with its Offer once these pre-conditions had been satisfied, but Carnival has deliberately not reserved this right, in order to provide as much certainty as possible to P&O Princess Shareholders.

Accordingly, Carnival absolutely rejects any suggestion from P&O Princess that it is merely indulging in spoiling tactics - the only spoiling tactics being adopted are those of the board of P&O Princess, as demonstrated by the Break Fee and Joint Venture poison pill arrangements and its continued refusal to enter into discussions with Carnival.

P&O PRINCESS SHAREHOLDERS HAVE THE OPTION TO ADJOURN THE EGM ON 14 FEBRUARY 2002

Carnival believes that ambiguous, and potentially misleading, information has been given to P&O Princess Shareholders regarding the outcome of their actions at the upcoming EGM. The board of P&O Princess has clearly indicated in the Shareholder Circular that it does not intend to adjourn the EGM. However, Carnival and its advisors have reviewed the public documents and see no reason why P&O Princess Shareholders cannot adjourn the EGM until such later date when the regulatory outcome for both proposals is known. Such an adjournment would then enable P&O Princess Shareholders to judge both proposals on their economic and strategic merits, knowing the outcome of the regulatory review process.

Carnival believes that if P&O Princess Shareholders propose and pass a resolution to adjourn the EGM, neither Royal Caribbean, nor its major shareholders, who have provided irrevocable commitments to vote in favour of the Royal Caribbean Proposal at their shareholder meeting, are able to terminate their commitments under the Royal Caribbean Proposal.

Carnival recognises that, when deciding on the adjournment of the forthcoming EGM, P&O Princess Shareholders will have regard to the 16 November 2002 deadline, before which time the Royal Caribbean Proposal must have been approved or it will terminate. Carnival has been advised that the regulatory review of both proposals will almost certainly be completed in sufficient time so as to enable P&O Princess Shareholders to decide whether to accept the Royal Caribbean Proposal in advance of the 16 November 2002 deadline.

It is essential for P&O Princess Shareholders to understand that Carnival is not suggesting that they should vote down the Royal Caribbean Proposal at the EGM on 14 February 2002, unless the resolution to adjourn is not passed, as Carnival fully appreciates that P&O Princess Shareholders may want to keep their options open and ultimately vote for whichever proposal they consider to be more attractive.

P&O Princess Shareholders must appreciate that acceptance of the Royal Caribbean Proposal at the EGM on 14 February 2002 will terminate Carnival's Offer, without any opportunity thereafter to reconsider.

NEXT STEPS

Carnival and its advisors will continue to request a meeting with the P&O Princess board in order to clarify the effect of the arrangements it has entered into with Royal Caribbean. P&O Princess Shareholders are strongly encouraged to urge their board to break this stalemate and provide the clarification sought by Carnival and P&O Princess Shareholders, in order that it may provide P&O Princess Shareholders with both additional value and reduced conditionality in any revised offer.


ENQUIRIES:

CARNIVAL                                Telephone: +1 305 599 2600
Micky Arison
Howard Frank

MERRILL LYNCH                           Telephone: +44 20 7628 1000
Philip Yates
James Agnew
Stuart Faulkner

UBS WARBURG                             Telephone: +44 20 7567 8000
Tom Cooper
Alistair Defriez

FINANCIAL DYNAMICS                      Telephone: +44 20 7831 3113
Nic Bennett
Scott Fulton

Terms used in this announcement have the same meaning as in the Announcement dated 16 December 2001.

The directors of Carnival accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Carnival (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Offer.

SHAREHOLDER DISCLOSURE OBLIGATIONS

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of P&O Princess or Carnival, owns or controls, or become the owner or controller, directly or indirectly of one per cent. or more of any class of securities of P&O Princess or Carnival is generally required under the provision of Rule 8 of the City Code to notify the London Stock Exchange and the Panel of every dealing in such securities during the period from the date of the Announcement until the first closing date of the Offer or, if later, the date on which the Offer becomes, or is declared, unconditional as to acceptances or lapses.

Disclosure should be made on an appropriate form before 12 noon (London time) on the business day following the date of the dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 20 7588 6057) and to the Panel (fax number: +44 20 7256 9386).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF THE OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

                                    APPENDIX

                        BASES AND SOURCES OF INFORMATION

GENERAL

Unless otherwise stated:

(i) Information relating to Carnival has been extracted from the relevant published audited SEC filings of Carnival;

(ii) Information relating to P&O Princess has been extracted from the relevant financial reports and accounts of P&O Princess;

(iii)Information relating to Royal Caribbean has been extracted from the relevant SEC filings of Royal Caribbean;

(iv) Information relating to the Royal Caribbean Proposal is based upon the information contained in the DLC Announcement and related documents;

(v) Share prices for P&O Princess, Carnival and Royal Caribbean are taken from Bloomberg; and

(vi) The (pound)1:$1.4486 exchange rate used throughout this announcement is taken from Bloomberg.

CARNIVAL'S SUPERIOR VALUE PROPOSITION

In this section:

(i) P&O Princess net income contribution to a combined P&O Princess/Royal Caribbean group is based on the average of the net income estimates for P&O Princess and Royal Caribbean for the 2003 financial year contained in the following analyst reports:

Bear Stearns, 21 November 2001and 27 December 2001 CSFB, 20 November 2001 Deutsche Bank, 11 December 2001 and 17 December 2001 JP Morgan, 21 November 2001 Lazard, 18 December 2001 Lehman Brothers, 21 November 2001 and 31 October 2001 Merrill Lynch, 5 December 2001 Morgan Stanley, 18 December 2001 and 4 January 2002 Schroder Salomon Smith Barney, 29 November 2001 UBS Warburg, 5 December 2001

P&O Princess net income contribution is calculated as P&O Princess's net income divided by the sum of P&O Princess's net income and Royal Caribbean's net income for the 2003 financial year. In the case of the Bear Stearns projections, net income has been calculated by multiplying the stated earnings per share by the stated number of shares outstanding;

(ii) Based on a New York Stock Exchange closing price of a Carnival share on 11 January 2002 of $26.63 and an exchange rate of (pound)1:$1.4486, the Offer values each P&O Princess Share at 450 pence; and

(iii)Based on a New York Stock Exchange closing price of a Royal Caribbean share on 11 January 2002 of $17.22 and an exchange rate of (pound)1:$1.4486, and an exchange ratio of 1 Royal Caribbean Share per 3.46386 P&O Princess Shares, the Royal Caribbean Proposal values each P&O Princess Share at 343 pence.

CARNIVAL IS A STRONGER FINANCIAL PARTNER

In the table in this section:

(i)  EBITDA is unadjusted operating profit plus depreciation and amortisation;

(ii) Net debt is long term debt and current portion of long term debt less cash and cash equivalents;

(iii)Net debt at year end/EBITDA is calculated by dividing the net debt at the end of each financial year by the EBITDA for that financial year; and

(iv) EBITDA/cash interest expense is calculated by dividing EBITDA by the sum of net interest expense and capitalised interest.